Renaissance Learning, Inc.
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495-8036
Phone (715) 424-3636; Fax (715) 424-4242
www.renlearn.com

April 12, 2005

VIA EDGAR AND FACSIMILE: (202) 942-9528

Perry Hindin
Staff Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Renaissance Learning, Inc. Registration Statement on Form S-4 (the “Registration Statement”) Filed February 25, 2005 File No. 333-122993

Dear Mr. Hindin:

     This letter is in response to your letter to Renaissance Learning, Inc. (“Renaissance”) dated March 28, 2005 (the “comment letter”). Renaissance understands that (1) it is responsible for the adequacy and accuracy of the disclosure made in its filings, (2) the staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) Renaissance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     As our counsel has previously discussed with you, we propose to amend the merger agreement to make several technical corrections to the cash proration factor, the exchange rate determination, the election procedures, the treatment of fractional shares and the continuity of interest test redesignation procedures. This response letter and the revisions made to the Registration Statement and the merger agreement, attached thereto as Annex A, reflect these proposed amendments. We expect that the amendments will be approved by each of the Board of Directors of Renaissance and AlphaSmart, Inc. (“AlphaSmart”) on or about April 20, 2005.

     Set forth below are the comments from the comment letter and our responses thereto.

Perry Hindin
U.S. Securities and Exchange Commission
April 12, 2005

Form S-4

Outside Front Cover Page of the Prospectus

1.	It appears that you have included between the front cover page of the registration statement and the table of contents a letter to the AlphaSmart shareholders, a notice of special meeting of AlphaSmart shareholders and what appears to be the prospectus cover page following the “Additional Information” section. While we would not object to a two page “cover page” consisting of any combination of above, e.g., a cover letter and prospectus cover page, the length of this section in its current form is inconsistent with the requirements of Item 501 of Regulation S-K and Securities Act Rule 421(d). In addition, these pages appear to contain redundant information. For example, on both the letter to the shareholders and the prospectus cover page, you repeat the discussion regarding the types of merger consideration a shareholder may elect. Consider consolidating such information, eliminating repetition where possible and moving information not material to a shareholder’s investment decision to the body of the prospectus. Revise accordingly. Ensure that the disclosure required by Item 501 is located on the outside cover page of the materials sent to the AlphaSmart shareholders as opposed to its current location following the “Additional Information” section.

RESPONSE: The “cover page” has been revised to consist only of the prospectus cover page and the notice of special meeting to AlphaSmart stockholders. The disclosure required by Item 501 of Regulation S-K is located on the prospectus cover page.

2.	Disclose that the exchange rate may differ from the example as of the latest practicable date, that AlphaSmart stockholders may not know the exchange rate before submitting their vote on the proposal to adopt the merger agreement and approve the related transactions and why step one of the merger may not close on the date of the special meeting. What time period, if any, do you anticipate between the stockholder vote and the closing of the merger?

RESPONSE: Disclosure has been added to the prospectus cover page indicating that the actual exchange rate will differ from the example set forth therein and that AlphaSmart stockholders may not know the exchange rate before submitting their vote on the adoption of the merger agreement and approval of the transactions contemplated thereby or making an election as to the form of merger consideration they wish to receive. Disclosure has also been added indicating that it is anticipated the mergers will close on the day of the special meeting, assuming all conditions to completion of the mergers have been fulfilled. Barring any unforeseen administrative delays, we currently anticipate that the mergers will close on the day of the special meeting.

Perry Hindin
U.S. Securities and Exchange Commission
April 12, 2005

3.	Expand the first page of your document to state the minimum number of shares of Renaissance stock that holders of AlphaSmart shares should expect to receive, if the merger occurs.

RESPONSE: Disclosure has been added to the prospectus cover page to indicate the minimum number of shares of Renaissance common stock that holders of AlphaSmart common stock should expect to receive in the aggregate, based on a given number of outstanding shares of AlphaSmart common stock and the same closing date price and volume weighted average price per share of Renaissance common stock.

Summary, page 1

What AlphaSmart Stockholders Will Receive in the Step One Merger, page 3

4.	Because the consideration shareholders will receive varies in part based on fluctuations in the market price of Renaissance common stock over a ten-day pricing period, please add to this section an illustrative table indicating the sensitivity of the exchange ratios to changes in market price, using a reasonable range of per share prices of your common stock and other relevant information. Provide a thorough discussion of such information elsewhere in your proxy statement, where applicable. In your supplemental response tell us why you pick the range of prices used in the requested table, and tell us how the range of prices compares to the fluctuations in common stock price that have been experienced over recent periods.

RESPONSE: We have added a section entitled “Illustrative Calculation of Combination Election, Cash Election and Stock Election.” In the table we have included a volume weighted average price per share of Renaissance common stock from $13.00 to $30.00, which reflects the 52-week stock price range for Renaissance common stock, plus or minus approximately 10 percent, as applicable. References to this table have been included in the sections entitled “Questions and Answers About the Mergers,” “Summary—What AlphaSmart Stockholders Will Receive in the Step One Merger” and “The Merger Agreement—Merger Consideration.”

The Redesignation, page 4

5.	Provide in this section an illustrative example demonstrating how the cash pro ration factor would be calculated.

RESPONSE: Disclosure and an illustrative table have been added to demonstrate how the cash proration factor would be calculated.

Perry Hindin
U.S. Securities and Exchange Commission
April 12, 2005

6.	In your discussion of the redesignation procedures and continuity of interest test, you disclose the general effects on a holder of AlphaSmart common stock in the event that either the stock election is oversubscribed or the cash election is oversubscribed such that the mergers do not satisfy the continuity of interest test. Please add to this section a sensitivity analysis, including illustrative tables, that concisely discusses and demonstrates the potential effects of the redesignation on what stockholders will receive. Use examples to show the extent to which actual merger consideration may vary from an election as a consequence of the redesignation.

For example, in the case of an oversubscription of the stock election, what portion of their payment would the over-subscribers receive in cash, if the number of shares of AlphaSmart common stock elected to be exchanged for Renaissance common stock represented 60%, 80%, 100%, etc., of the outstanding shares of AlphaSmart common stock outstanding immediately prior to the effective time of the step one merger?

Similarly, quantify the pro rata reduction in cash payment (and the corresponding pro rata increase in the stock consideration) in the event holders of AlphaSmart common stock representing 100%, 90%, or 80%, etc. of all AlphaSmart common stock outstanding select the cash consideration option. In addition, would such percentages always cause the continuity of interest test not to be satisfied or are there other relevant factors tax counsel would consider? If so, identify and discuss such factors.

Finally, you indicate that holders of combination elections might have a portion of the cash consideration to which they would otherwise be entitled redesignated as stock. Provide an illustrative example of when this might occur and quantify the reduction in such holders’ cash election shares in such a scenario. What is the potential scope of the adjustments that may occur to the holders’ combination election as a consequence of the redesignation?

Please present the assumptions you use in providing the sensitivity analysis to inform stockholders of the potential effects of stock price fluctuations and variances of the form of consideration provided from the election by security holders. Ensure that the range of reasonably likely outcomes is described in understandable terms. Please supplement your disclosure accordingly.

RESPONSE: Disclosure and an illustrative table have been added to this section and the section entitled “The Merger Agreement—The Redesignation” to demonstrate the effects of the redesignation procedure in the event the stock election shares exceed the stock election number. The assumptions underlying this illustrative table are set forth in the section entitled “The Merger Agreement—The Redesignation.” Disclosure and an illustrative table have been added to the sections entitled “Summary—Continuity of

Perry Hindin
U.S. Securities and Exchange Commission
April 12, 2005

Interest Test” and “The Merger Agreement—Continuity of Interest Test” to demonstrate the effects of an adjustment to the cash election number in order to satisfy the continuity of interest test and to discuss the factors that may result in an adjustment to the number of cash election shares to comply with the continuity of interest test. The assumptions underlying this illustrative table are set forth in the section entitled “The Merger Agreement—Continuity of Interest Test.” Disclosure and an illustrative table have also been added to the sections entitled “Summary—Continuity of Interest Test” and “The Merger Agreement—Continuity of Interest Test” to demonstrate the effects of an adjustment to satisfy the continuity of interest test on the consideration paid to AlphaSmart stockholders who have made combination elections. The assumptions underlying this illustrative table are set forth in the section entitled “The Merger Agreement—Continuity of Interest Test.”

7.	Consider providing a 1-800 number that shareholders can call before the polls close to find out the exact number of shares to be issued on a per share basis.

RESPONSE: Disclosure has been added to the sections entitled “Questions and Answers About the Mergers,” “Summary—What AlphaSmart Stockholders Will Receive in the Step One Merger” and “The Merger Agreement—Merger Consideration” indicating that AlphaSmart stockholders can contact Wells Fargo Bank, N.A., the exchange agent for the step one merger (Telephone: 800-380-1372), to determine the exact number of shares of Renaissance common stock to be issued for each share of AlphaSmart common stock based on the exchange rate.

Merger Consideration, page 55

Changes in Price of Renaissance Common Stock, page 56

8.	It appears that there is a strong likelihood that stockholders will send in their letters of transmittal and election forms along with their proxy cards based on their understanding that step one of the merger will close on the day of the special meeting and therefore the exchange rate announced in your press release prior to the special meeting will ultimately be the actual exchange rate used in consummating the transactions. It also appears that there is a possibility that between the date such stockholders send in their election forms and proxy cards and the date of the special meeting, that the closing of step one of the merger could be postponed to a date after the special meeting and the exchange rate could change. Depending on the date of the closing of step one of the merger, the exchange rate might not be determined until the close of business the evening before the date of the special meeting. In such a case, how may a stockholder who had previously sent in their election form and proxy card change their election and proxy other than by appearing at the special meeting or mailing in a new election form and proxy card? Have you

Perry Hindin
U.S. Securities and Exchange Commission
April 12, 2005

provided some other mechanism by which shareholders can quickly make an election or change their vote, e.g. via facsimile or touch-tone telephone, if permitted by applicable state law? We note that page 11 of the letter of transmittal and election form suggests that mail is the only recommended method of delivery.

RESPONSE: An AlphaSmart stockholder who has not voted through a broker may change their vote after submitting a proxy by (1) sending a written notice to AlphaSmart’s corporate controller stating that they would like to revoke their proxy, (2) completing and submitting a new proxy card, thereby automatically revoking any earlier proxy or (3) attending the special meeting and voting in person, thereby automatically revoking any earlier proxy. These options are disclosed in the sections entitled “Questions and Answers About the Mergers” and “AlphaSmart Special Meeting—Proxies.” An AlphaSmart stockholder who has voted through a broker must follow directions received from that broker to change their vote. AlphaSmart stockholders do not have the option to vote or change their vote by telephone, facsimile or the Internet. While this is the first meeting of AlphaSmart stockholders, Renaissance has historically allowed its shareholders to vote only by attending the meeting and voting in person or by submitting a proxy card delivered by mail.

Disclosure has been added to the sections entitled “Questions and Answers About the Mergers,” “Summary—Election of Cash, Stock or Combination Consideration” and “The Merger Agreement—Election of Cash, Stock or Combination Consideration” and Exhibit 99.2 to the Registration Statement (Letter of Transmittal and Election Form) indicating that an AlphaSmart stockholder who has made an election may change their election by contacting the exchange agent to receive instructions on how to withdraw their original election. The exchange agent will direct the AlphaSmart stockholder to submit a withdrawal request in writing via mail or facsimile. Upon receipt of the withdrawal request, the exchange agent will return the original letter of transmittal and election form and, if the stockholder is the registered owner of their shares, the stock certificates representing their shares of AlphaSmart common stock. The AlphaSmart stockholder must then submit by mail another properly completed letter of transmittal and election form and, if they are the registered owner of their shares, the stock certificates representing their shares of AlphaSmart common stock. An AlphaSmart stockholder who has made an election through a broker must follow directions received from that broker to change their election. Wells Fargo Bank, N.A., the exchange agent, has represented to us that it would not be administratively feasible to permit AlphaSmart stockholders to change their election solely by means of telephone, facsimile or the Internet.

Please also note that the merger agreement, as proposed to be amended, provides that the measurement period for the volume weighted average price will be based on the date of the special meeting rather than the closing of the step one merger.

Perry Hindin
U.S. Securities and Exchange Commission
April 12, 2005

Material United States Federal Income Tax Consequences of the Mergers, page 70

9.	Throughout your document, you frequently allude to the continuity of interest requirements for a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986. While you discuss the consequences if the acquisition of AlphaSmart does not qualify as a reorganization under Section 368, you do not provide a description of the continuity of interest test or an explanation of this Internal Revenue Code section. Please supplement your disclosure accordingly.

RESPONSE: Disclosure has been added to the sections entitled “Questions and Answers About the Mergers,” “Summary—Continuity of Interest Test,” “The Merger Agreement—Continuity of Interest Test” and “The Merger Agreement—Material United States Federal Income Tax Consequences of the Mergers” to describe the continuity of interest test. Disclosure has also been added to this section to provide an explanation of the particular provision relied upon under Section 368(a) of the Internal Revenue Code.

10.	You disclose that completion of the mergers is conditioned upon the receipt of tax opinions from counsel, and you then summarize material United States federal income tax consequences of the mergers without explicitly indicating that such discussion represents the opinion of counsel or of a certified public accountant that you identify. Revise accordingly and identify the counsel who is issuing such opinions.

RESPONSE: Disclosure has been added to this section to indicate that in the opinions of Godfrey & Kahn, S.C., counsel to Renaissance, and Wilson Sonsini Goodrich & Rosati, P.C., counsel to AlphaSmart, the discussion therein sets forth the material United States federal income tax consequences of the mergers to AlphaSmart stockholders.

Exhibits 5.1 and 8.1

11.	Please file the legality and tax opinions as soon as possible. Note that we may have comments on those opinions, when filed.

RESPONSE: The opinion of Godfrey & Kahn, S.C., counsel to Renaissance, as to the validity of the securities being registered has been filed as Exhibit 5.1 to the Registration Statement. The opinions of Godfrey & Kahn, S.C. and Wilson, Sonsini, Goodrich & Rosati, P.C., counsel to AlphaSmart, regarding the federal income tax consequences of the mergers, have been filed as Exhibit 8.1 and Exhibit 8.2 to the Registration Statement, respectively.

Perry Hindin
U.S. Securities and Exchange Commission
April 12, 2005

     If you have any questions regarding our responses, or if I can be of any further assistance, please do not hesitate to call me at (715) 424-3636 or Dennis F. Connolly of Godfrey & Kahn, S.C. at (414) 287-9258.

Very truly yours,

RENAISSANCE LEARNING, INC.

/s/ John R. Hickey

John R. Hickey
President and Chief Executive Officer